Exhibit 99.1

TransAlta and TransAlta Renewables Provide Update on the Status of Commercial Operations at South Hedland Power Station

CALGARY, Aug. 1, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA, NYSE: TAC) and TransAlta Renewables Inc. ("TransAlta Renewables") (TSX: RNW) today responded to Fortescue Metals Group Limited's ("FMG") view that the South Hedland Power Station has not yet achieved commercial operation.

All the conditions to establishing that commercial operations have been achieved under the terms of the power purchase agreement with FMG (the "PPA") have been satisfied in full.  These conditions include receiving a commercial operation certificate, successfully completing and passing certain test requirements, and obtaining all permits and approvals required from the North West Interconnected System ("NWIS") and government agencies.  The South Hedland Power Station is fully operational and able to meet all of FMG's requirements under the terms of the PPA.

The South Hedland Power Station, which is located in the Pilbara Region of Western Australia, is a 150 MW combined-cycle natural gas power station that is one of the most efficient power plants in Western Australia, providing low cost electricity to its customers and generating low greenhouse gas emissions.

About TransAlta Corporation:
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

About TransAlta Renewables Inc.
TransAlta Renewables is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada.  Our asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 18 wind facilities, 13 hydroelectric facilities, eight natural gas generation facilities (including South Hedland) and one natural gas pipeline, representing an ownership interest of 2,441 MW of net generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the State of Wyoming and the State of Western Australia. Our objectives are to (i) provide stable, consistent returns for investors through the ownership of, and investment in, highly contracted renewable and natural gas power generation and other infrastructure assets that provide stable cash flow primarily through long-term contracts with strong counterparties; (ii) pursue and capitalize on strategic growth opportunities in the renewable and natural gas power generation and other infrastructure sectors; (iii) maintain diversity in terms of geography, generation and counterparties; and (iv) pay out 80 to 85 per cent of cash available for distribution to the shareholders of the Company on an annual basis.

Cautionary Statement Regarding Forward Looking Information
This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company and TransAlta Renewables that are based on the Company's and TransAlta Renewable's current expectations, estimates, projections and assumptions in light of their experience and their perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: the satisfaction of all conditions to achieving commercial operations under the terms of the PPA; the ability of the South Hedland Power Station to meet all of the requirements of FMG under the terms of the PPA; and the ability of the South Hedland Power Station to provide low cost electricity and generate low greenhouse gas emissions. These forward-looking statements are not historical facts but reflect the Company's and TransAlta Renewables' current expectations concerning future plans, actions and results. These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to: disputes with counterparties; operational breakdowns, failures, or other disruptions; and changes in economic and market conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's and TransAlta Renewables' expectations only as of the date of this news release. The Company and TransAlta Renewables disclaim any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/01/c5354.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 05:20e 01-AUG-17